Exhibit 99.1

Painreform Ltd.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On July 10, 2025, PainReform Ltd. (the “Company”) entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with LayerBio, Inc. (“LayerBio”) to acquire 7,331,378 preferred shares of LayerBio, representing approximately 51 percent of LayerBio’s issued and outstanding share capital on a fully diluted basis (the “Acquisition”). The Acquisition was completed on August 13, 2025, and LayerBio became a majority-owned subsidiary of the Company. At closing, the Company paid cash consideration of $600 (net of a $50 bridge loan previously extended to LayerBio in June 2025). Under the Purchase Agreement, the Company may invest up to an additional $2.4 million in four separate tranches contingent upon the achievement of specified clinical milestones related to LayerBio’s planned Phase II trial.

Following an evaluation performed in accordance with ASC 805 (Business Combinations) and Regulation S-X, the Company determined that the transaction qualifies as a business acquisition. Based on the significance tests performed under Rule 3-05 of Regulation S-X (including the investment, asset and income tests), the Acquisition was determined to be less than 50 percent significant to the Company. Accordingly, the Company is presenting the financial statements of LayerBio for the years ended December 31, 2024 and December 31, 2023, and for the six-month and three-month periods ended June 30, 2025, together with the unaudited pro forma condensed combined financial information which has been prepared in accordance with Article 11 of Regulation S-X (as revised by Release 33-10786).

The unaudited pro forma information has been prepared as amended by the final rule, Release 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, solely for illustrative purposes and is not necessarily indicative of the results that would have been attained had the Acquisition occurred on the assumed dates, nor is it intended to project future results of the combined company. The pro forma information has been prepared based on the Company’s initial allocation of the purchase price to the assets acquired and liabilities assumed as of the Acquisition date, together with management’s estimates and assumptions regarding the effects of the Acquisition and the related financing. The Company has not assumed any cost-saving synergies or incremental revenue enhancements in preparing the pro forma information. The pro forma information should be read together with the historical financial statements of the Company and LayerBio and the accompanying footnotes.

Basis of Presentation of the Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effects of the acquisition of LayerBioby PainReform as if the transaction had been completed on specific assumed dates. The unaudited pro forma condensed combined balance sheet as of June 30, 2025 has been prepared as if the Acquisition had been consummated on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and for the six-month period ended June 30, 2025 have been prepared as if the Acquisition had been completed on January 1, 2024.

This information should be read together with the following:

• The historical audited financial statements of the Company as of and for the year ended December 31, 2024, and the related notes, included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31,2024;

• The historical unaudited financial statements of the Company as for the six months ended June 30, 2025, and the related notes, included in the Company's Quarterly Report on Form 6-k for the quarter ended June 30, 2025 and June 30, 2024;

• The historical audited financial statements of LayerBio as of and for the fiscal year ended December 31, 2024, and the related notes; and

• The historical unaudited financial statements of LayerBio as of and for the six months ended June 30, 2025, and the related notes.

The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of the Company and LayerBio and incorporates pro forma adjustments that are (i) directly attributable to the Acquisition, and (ii) factually supportable. These adjustments include, but are not limited to, the preliminary allocation of the purchase price in accordance with ASC 805 (Business Combinations), the remeasurement of assets acquired and liabilities assumed at fair value, conforming accounting policies of LayerBio to those of the Company, elimination of intercompany balances, and estimated incremental financing costs as a result of the Acquisition.

The pro forma adjustments do not assume any cost-saving synergies, incremental revenue enhancements, or restructuring benefits that may arise in the future. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have been achieved had the Acquisition been completed on the assumed dates, nor is it intended to project future results of the combined company. The pro forma information has not been audited or reviewed by independent auditors and should not be relied upon as if it were audited financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS of June 30, 2025
(USD In thousands)

	Painreform (Historical)	LayerBio (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,479	70	-		3,549
Restricted Cash	15	-			15
Other receivables	415	6	-		421
Total current assets	3,909	76	-		3,985
NON-CURRENT ASSETS
Intangible assets, net	7,119	-	872	4	7,991
Property and equipment, net	26	8	-		34
Goodwill	-	-	185	4	185
Bridge loan	50	-	(50)		-
Right of use asset	58	-	-		58
Total non-current assets	7,253	8	1,007		8,268

TOTAL ASSETS	11,162	84	1,007		12,253

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade and other payables	164	160	-		324
Employees and related liabilities	405	-	-		405
Lease liability	56	-	-		56
Short term Loan	-	50	(50)	4	-
Accrued expenses	1,831	-	-		1,831
Total current liabilities	2,456	210	(50)		2,616
NON-CURRENT LIABILITIES
Provision for uncertain tax positions	263	-	-		263

Total non-current liabilities	263	-	-		263
TOTAL LIABILITIES	2,719	210	(50)		2,879
SHAREHOLDERS’ EQUITY
Ordinary share	-	-	-		-
Additional paid-in capital	67,210	1,688	(1,688)	4	67,210
Accumulated deficit	(58,767)	(1,814)	1,814	4	(58,767)

TOTAL SHAREHOLDERS’ EQUITY	8,443	(126)	(126)		8,443

Non-controlling interests	-	-	931		931
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,162	84	1,007		12,253

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2025
(USD In thousands, except share and per share amounts)

	Painreform (Historical)	LayerBio (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Operating expenses:
Amortization of intangible assets	(173)			7	(173)
Research and development expenses	(278)	(4)			(282)
General and administrative expenses	(1,917)	(40)			(1,957)
Operating loss	(2,368)	(44)			(2,412)
Financial income, net	52	-	-		52
Loss before income tax	(2,316)	(44)	-		(2,360)
Tax expense	(2)	(1)	-		(3)
Loss after tax	(2,316)	(45)	-		(2,363)
Net Loss attributed to non-controlling interest	-	-	20	5	20
Net loss attributed to the company	(2,316)	(45)	(42)		(2,343)

Net loss per ordinary share – basic and diluted	(1.09)				(1.10)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	2,123,535				2,123,535

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024
(USD In thousands, except share and per share amounts)

	Painreform (Historical)	LayerBio (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development expenses	(11,705)	(25)		7	(11,730)
General and administrative expenses	(2,968)	(261)			(3,229)
Operating loss	(14,673)	(286)			(14,959)
Financial income (expenses), net	93	(38)	-		55
Loss before income tax	(14,580)	(324)	-		(14,904)
Tax expense	(8)	(1)	-		(9)
Loss after tax	(14,588)	(325)	-		(14,913)
Net income attributed to non-controlling interest	-	-	148	5	148
Net loss attributed to the company	(14,588)	(325)	148		(14,765)

Net loss per ordinary share – basic and diluted	(32.16)				(32.55)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	453,544				453,544

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following notes summarize the assumptions and adjustments reflected in the accompanying unaudited pro forma condensed combined financial information and provide additional information necessary to understand how the pro forma data were prepared. These notes should be read together with the Company’s and LayerBio’s historical financial statements referenced in the preceding sections. The pro forma adjustments are based on currently available information and on certain assumptions that management believes are reasonable under the circumstances. Actual results may differ materially from the pro forma amounts once the final purchase price allocation and integration activities are completed.

Note 1 — Description of the Business Combination

On July 10, 2025, PainReform Ltd. (the “Company”) entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with LayerBio, Inc. (“LayerBio”) to acquire 7,331,378 preferred shares of LayerBio, representing approximately 51 percent of LayerBio’s issued and outstanding share capital on a fully diluted basis (the “Acquisition”). The Acquisition was completed on August 13, 2025, and LayerBio became a majority-owned subsidiary of the Company. At closing, the Company paid cash consideration of $600 (net of a $50 bridge loan previously extended to LayerBio in June 2025). Under the Purchase Agreement, the Company may invest up to an additional $2.4 million in four separate tranches that are contingent upon the achievement of specified clinical milestones related to LayerBio’s planned Phase II trial. The Company evaluated the Acquisition in accordance with ASC 805 (Business Combinations) and determined that it meets the definition of a business acquisition. Accordingly, the Acquisition has been accounted for as a business combination using the acquisition method of accounting.

Note 2 — Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X (as amended by SEC Release 33-10786) to present the estimated pro forma effects of the acquisition of LayerBio, Inc. (the “Acquisition”) by PainReform Ltd. (the “Company”) as if the transaction had been completed on the assumed dates described in the preceding sections. The objective of this presentation is to provide investors with information about how the Acquisition might have affected the Company’s historical financial position and results of operations, assuming the Acquisition had occurred on those dates. It is not necessarily indicative of the results that would have been achieved had the Acquisition been completed on such dates, nor does it purport to project the future results of the combined company. The pro forma financial information is unaudited and has been prepared for illustrative purposes only.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025 is based on the historical balance sheets of the Company and LayerBio and gives effect to the Acquisition as if it had been completed on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and the six-month period ended June 30, 2025 combine the historical results of the Company and LayerBio and give effect to the Acquisition as if it had been completed on January 1, 2024.

The pro forma adjustments included in this presentation are (i) directly attributable to the Acquisition, and (ii) factually supportable based on available information. The adjustments reflect management’s preliminary allocation of the purchase price to the assets acquired and liabilities assumed at their estimated fair values in accordance with ASC 805 (Business Combinations). This preliminary allocation is subject to change as additional information becomes available and as valuations are finalized. Final determinations of fair values may differ materially from those assumed herein.

All intercompany balances and transactions between the Company and LayerBio have been eliminated in the pro forma presentation. The pro forma financial information does not include any anticipated cost-saving synergies, operational efficiencies, revenue enhancements, or integration costs that may result from the Acquisition after its completion.

The pro forma condensed combined financial information should be read together with the historical financial statements of the Company and LayerBio, and the accompanying notes thereto, which are included elsewhere in this filing. Because the pro forma information has been compiled solely for illustrative purposes, investors should not place undue reliance on these figures as if they represented actual historical results of the combined company.

Note 3 —Purchase Price Allocation

The total consideration transferred in connection with the Acquisition of LayerBio, Inc. has been allocated to the identifiable assets acquired and liabilities assumed based on management’s determination of their respective fair values as of August 13, 2025, in accordance with ASC 805 (Business Combinations). The allocation of the purchase price is summarized as follows:

Carrying Value (In USD thousands)
Consideration :
Closing Cash consideration paid	550
Bridge loan	50
Noncontrolling interest	931

Total Consideration	1,531

Acquired net Assets :
Cash paid including bridge loan	620
Other assets	14
Intangible assets	872
Trade and other payables	(160)
Total net Assets	1,346
Goodwill	185

The total purchase consideration includes the cash paid at closing and additional potential milestone-based investments that are contingent upon the achievement of specified development and clinical milestones. The cash presented in the combined balance sheet includes the cash that was transferred in the closing date.

The identifiable intangible assets recognized in the allocation include several categories of intangible assets, such as proprietary technologies, know-how, trade names, and other intellectual property and contractual rights. The fair values of these intangible assets were determined using an income-based approach that reflects management’s projections of future economic benefits and assumptions consistent with those a market participant would apply. The methodology considered the expected development and commercialization horizon, probability-adjusted outcomes, and a discount rate reflecting the risk profile of each asset class.

Goodwill represents the excess of the total consideration transferred over the fair value of the identifiable net assets acquired. The goodwill recognized reflects anticipated future economic benefits arising from expected synergies, assembled workforce, and other intangible elements that do not qualify for separate recognition under ASC 805.

Note 4 — Pro Forma Adjustments

Condensed Combined Balance Sheet as of June 30, 2025

The unaudited pro forma condensed combined financial information includes the following transaction accounting adjustments to reflect the Acquisition of LayerBio, Inc. as if it had occurred on the assumed dates. All adjustments are directly attributable to the Acquisition, factually supportable, and expected to have a continuing impact on the combined entity.

For balance sheet purposes, the following adjustments were made: recognition of identifiable intangible assets in the amount of $872, representing the estimated fair value of the intangible assets acquired; recognition of goodwill in the amount of $185, reflecting the excess of the total consideration transferred over the fair value of the identifiable net assets acquired; recognition of a non-controlling interest (“NCI”) of $931, representing the fair value of the ownership interest not acquired by the Company; and elimination of intercompany balances in the amount of $50, representing a bridge loan previously extended by the Company to LayerBio, which was settled upon the closing of the transaction.

The Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 and for the six month ended June 30, 2025

For statement of operations purposes, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, and for the six-month period ended June 30, 2025, have been prepared as if the Acquisition had been completed on January 1, 2024. Following the transaction, PainReform Ltd. holds 7,331,378 shares of LayerBio, representing approximately 54.45 percent of the 13,465,637 shares outstanding. Accordingly, the pro forma results include LayerBio’s results of operations and the allocation of the remaining portion to the non-controlling interest. Based on these ownership percentages, a non-controlling interest share of $20 was recognized for the six-month period ended June 30, 2025, and $148 for the year ended December 31, 2024, representing the minority shareholders’ proportionate share of LayerBio’s net loss during the respective periods.

Earnings per share (EPS) in the pro forma presentation were adjusted to reflect only the results attributable to the Company’s shareholders. The pro forma basic and diluted EPS are computed by dividing the net loss attributable to PainReform’s shareholders by the weighted-average number of ordinary shares outstanding during the respective periods. Because the Company reported a net loss for both periods presented, all potentially dilutive securities were considered anti-dilutive and therefore excluded from the diluted loss per share calculation. Accordingly, the reported pro forma loss per share represents the basic loss per ordinary share on a fully issued basis.

No additional adjustments were made for potential cost synergies, restructuring costs, or integration activities that may occur following the completion of the Acquisition. The pro forma adjustments described above are consistent with ASC 805 (Business Combinations), ASC 260 (Earnings per Share), and Article 11 of Regulation S-X.

Note 6 — Income Tax

The Company recognizes deferred tax liabilities in connection with the fair value adjustments and other items arising from the Acquisition in the amount of $253. The Company recognizes deferred tax assets in respect of tax losses carried forward and other temporary differences of the acquired subsidiary in the same amount. This is reflected on a net basis.